UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of Samfine Creation Holdings Group Limited (the “Company”), the Company hereby furnishes the following documents:

On March 31, 2025, Samfine Creation Holdings Group Limited (the “Company”) furnished to the Securities and Exchange Commission (the “SEC”) a Report of Foreign Private Issuer on Form 6-K, Commission File No. 001-42299 (the “Original Filing”). Due to a change in one of the resolutions to be passed in the extraordinary general meeting originally scheduled to be held on April 25, 2025, all exhibits to the Original Filing shall be replaced by the exhibits to this filing and the said meeting shall be postponed to May 13, 2025.

Exhibits

Exhibit No.	Description
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders, dated April 25, 2025
99.2	Form of Proxy Card of Extraordinary Meeting of Shareholders
99.3	Form of second amended and restated memorandum and articles of association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: April 25, 2025

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